SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES
First Quarter Report
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: April 30, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

First Quarter Report
March 31, 2007
Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

First Quarter Report
For the quarter ended March 31, 2007
Letter to Shareholders
The first quarter of 2007 was very active for Oncolytics as we announced approvals for a number of new trials, presented preclinical results that support our Phase II program, appointed a Vice President, Intellectual Property and closed a financing that provided gross proceeds of $13.8 million to the Company.
In early January, we announced that we had received approval for two U.K. clinical trials: one investigating REOLYSIN® in combination with gemcitabine and the other investigating REOLYSIN® in combination with docetaxel, both of which are commonly prescribed chemotherapeutics. The trials have two components; the first is an open-label, dose-escalating study of REOLYSIN® delivered intravenously with docetaxel or gemcitabine every three weeks. A standard dose of docetaxel or gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the dose escalation portion. The second component will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of either docetaxel or gemcitabine. The primary objective of these trials is to determine the maximum tolerated dose, dose limiting toxicity, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with these chemotherapies.
Both trials, along with the previously announced combination REOLYSIN® and carboplatin and paclitaxel trial, are expected to yield data that will help us to design the late-stage development program for REOLYSIN®.
On April 11, 2007 we announced that we are initiating a Phase II sarcoma trial in the U.S. for patients with sarcomas that have metastasized to the lung. This multi-centre, Phase II trial is testing multiple intravenous doses of REOLYSIN® in up to 52 sarcoma patients. The primary objective of this study is measuring tumour responses and duration of response and describing any other evidence of antitumour activity.
Our clinical trial program now includes seven ongoing or recently approved trials, including two Phase II trials, one each in the U.S. and the U.K.
Our research collaborators have presented results of a number of preclinical studies in the first quarter that support the Company’s ongoing and planned Phase II program. In January, Dr. Sheila Fraser of St. James’s University Hospital in Leeds delivered an oral presentation at the Society of Academic & Research Surgery Conference in Cambridge, U.K. entitled “Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer.” The results reinforce the results of previous studies that have investigated the relationship between the reovirus and the immune system, showing that not only does the reovirus kill cancer cells directly, but also primes the immune system to fight cancer cells exposed to reovirus.

In March, several posters and oral presentations focusing on the reovirus were delivered at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona.
At the Arizona conference, Dr. Alan Melcher of St. James’s University Hospital presented a poster entitled “Inflammatory Tumour Cell Killing by Oncolytic Reovirus for the Treatment of Melanoma” which indicated that the reovirus effectively replicated in and killed a range of human melanomas in vitro, and that the melanoma cell death caused by reovirus also triggered an immune response which led to additional anti-tumour activity. Professor Hardev Panda also presented a poster at the conference entitled “Synergistic Antitumour Activity of Oncolytic Reovirus and Cisplatin in Malignant Melanoma.” The results of this study showed that the combination of reovirus and cisplatin was significantly more effective than cisplatin or reovirus alone at killing melanoma cancer cells in an animal model.
Dr. Richard Vile of the Mayo College of Medicine in Rochester, Minnesota delivered an oral presentation at the conference which covered a study of systemic administration of reovirus in combination with cyclophosphamide, an immune modulator. His work demonstrated that systemic administration of reovirus in combination with cyclophosphamide enhanced tumour regression in a melanoma animal model without increasing toxicity. In addition, the investigators were able to demonstrate that the addition of cyclophosphamide significantly increased the amount of reovirus replicating with the tumour.
In April, Dr. Maureen Lane of Cornell University, New York, presented a poster at the American Association for Cancer Research annual meeting in Los Angeles entitled “In Vivo Synergy Between Oncolytic Reovirus and Gemcitabine in Ras-Mutated Human HCT116 Xenografts.” While treatment with each of these agents alone resulted in tumour regression, there was no residual tumour in four of the five animals treated with the combination, and the fifth animal had only a small amount of tumour left, 40% of which was necrotic. In addition, the anti-tumour effect was long-lasting.
Oncolytics will continue to support preclinical studies which help us to answer important questions regarding our clinical trial program.
In February, we announced that we had closed a financing resulting in gross proceeds to the Company of $12 million. An over-allotment option was also fully exercised in March, resulting in a further $1.8 million of gross proceeds to the Company. The net proceeds of this financing, along with our existing cash reserves, provide funding for the Company well into 2009, and are expected to cover costs of the Company’s planned Phase II program.
During the quarter, we secured an additional two U.S. patents, while a third was issued just subsequent to the quarter end. The Company now has 20 U.S. patents, 3 European patents and 5 Canadian patents covering REOLYSIN® and related technologies.
The management team at Oncolytics was broadened in the quarter with the addition of Mary Ann Dillahunty as Vice President, Intellectual Property. Ms. Dillahunty has been involved with the development of Oncolytics’ intellectual property portfolio since 1999 in her previous role as partner at a leading U.S. patent law firm.

The first quarter of 2007 has proven to be one of the Company’s most productive as we continue to expand the clinical program for REOLYSIN® in the U.S. and the U.K. In the second quarter of 2007 and beyond, we expect to continue to further the development of REOLYSIN® in our later stage clinical trials.
Thank you for your continued encouragement and support.
Brad Thompson, PhD
President and CEO
April 26, 2007

April 26, 2007
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. as at and for the three months ended March 31, 2007 and 2006, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2006. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2007 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
GENERAL RISK FACTORS
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

REOLYSIN® Development Update for the First Quarter of 2007
We continue to develop our lead product REOLYSIN® as a possible cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.
Clinical Trial Program
We currently have six clinical trials ongoing of which three are actively enrolling patients and three have been recently approved.
Clinical Trials — Actively Enrolling
During the first quarter of 2007, we continued to enroll patients in our phase II and Phase Ib combination REOLYSIN®/radiation clinical trials in the U.K. and in our Phase I/II recurrent malignant glioma clinical trial in the U.S.
Clinical Trials — Recently Approved to Commence
Along with our U.K. REOLYSIN® in combination with paclitaxel and carboplatin clinical trial, we received approval to commence two additional co-therapy clinical trials in the U.K.
U.K. REOLYSIN® in Combination with Docetaxel
In the first quarter of 2007, we announced we had received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency (“MHRA”) for our Clinical Trial Application (“CTA”) to begin a clinical trial using intravenous administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. The principal investigator is Professor Hardev Pandha of The Royal Surrey Hospital, U.K. Docetaxel is used in patients with lung, breast and prostate cancers, and is also used widely in the treatment of many other types of cancers.
The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, lung, prostate or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the maximum tolerated dose (“MTD”), dose limiting toxicity (“DLT”), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
U.K. REOLYSIN® in Combination with Gemcitabine
During the first quarter of 2007, we announced we had received a letter of approval from the MHRA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The principal investigators are Dr. Johann de Bono of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London and Professor Jeff Evans of the University of Glasgow and the Beatson Oncology Centre in Glasgow, Scotland. Gemcitabine is used in patients with lung, pancreatic and ovarian cancers and is also used widely in the treatment of many other types of cancers.
This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
Pre-Clinical Trial and Collaborative Program
In the first quarter of 2007, an oral presentation entitled “Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer” was given by one of our collaborators, Dr. Sheila Fraser of St. James’s University Hospital in Leeds, U.K. The investigators tested reovirus in vitro against recently resected colorectal cancer liver metastases. The results showed that a significant proportion of tumour cell cultures showed susceptibility to death following reovirus infection, and also demonstrated effective replication of reovirus within these cells. In addition, dendritic cells that prime the immune system to fight cancer cells were activated by exposure to the reovirus. The investigators concluded that the data supports the development of reovirus as a novel therapy for colorectal cancer, with the potential to direct the immune system to target cancer cells.
During the first quarter of 2007, an abstract entitled “In Vivo Synergy between Oncolytic Reovirus and Gemcitabine in Ras-Mutated Human HCT116 Xenografts” was made available on the American Association for Cancer Research (AACR) website at www.aacr.org. The abstract covered preclinical work using reovirus in combination with gemcitabine and showed the combination of reovirus and gemcitabine was more effective than gemcitabine or reovirus alone at killing human colon cancer cells in a mouse model.
In March 2007, Professor Hardev Pandha of The Royal Surrey Hospital, U.K. presented a poster entitled “Synergistic Antitumour Activity of Oncolytic Reovirus and Cisplatin in Malignant Melanoma” at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona. The results of the preclinical study showed that the combination of reovirus and cisplatin was significantly more effective than cisplatin or reovirus alone at killing melanoma cancer cells in a mouse model. The investigators concluded that the addition of chemotherapeutic agents can enhance the efficacy of reovirus therapy.
Finally in March 2007, Dr. Richard Vile of the Mayo College of Medicine, Rochester, Minnesota delivered an oral presentation at the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics in Carefree, Arizona that covered a study of systemic administration of reovirus in combination with cyclophosphamide, an immune modulator. The work demonstrated that systemic administration of reovirus in combination with cyclophosphamide enhanced tumour regression in a melanoma animal model without increasing toxicity. In addition, the investigators were able to demonstrate that the addition of cyclophosphamide significantly increased the amount of reovirus replicating within the tumour. The investigators concluded that the addition of cyclophosphamide may lead to improved efficacy of REOLYSIN® treatment.
Manufacturing and Process Development
We continued to have REOLYSIN® manufactured in order to supply our current and future clinical trial program. In the first quarter of 2007, we contracted for additional cGMP (“current good manufacturing practices”) production runs. As well, we continued process development activity focused on the potential scale up of our manufacturing process.
Intellectual Property
In the first quarter of 2007, two U.S. patents were issued. At the end of the first quarter of 2007, we had been issued a total of 19 U.S., five Canadian and three European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.
Financing Activity
During the first quarter of 2007, we issued 4,600,000 units at a price of $3.00 per unit for net proceeds of $12,068,172. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

Financial Impact
We estimated at the beginning of 2007 that our monthly cash usage would be approximately $1,400,000 for 2007. Our cash usage for the first quarter of 2007 was $3,747,709 from operating activities and $252,925 for the purchases of intellectual property and capital assets which is in line with our estimate. Our net loss for the first quarter of 2007 was $4,113,231.
Cash Resources
We exited the first quarter of 2007 with cash resources totaling $35,681,286 (see “Liquidity and Capital Resources”).
Expected REOLYSIN® Development for the Remainder of 2007
We believe that we will continue to expand our clinical trials to include studies investigating REOLYSIN® as a monotherapy. As well, we expect to commence enrollment in our co-therapy chemotherapy clinical trials in 2007 and to continue to enroll patients in our other trials. We believe we will complete enrollment in our U.K. Phase Ia/Ib and Phase II combination REOLYSIN®/radiation clinical trials by the end of 2007 and complete enrollment in our chemotherapy co-therapy studies in 2008. We expect to produce REOLYSIN® in 2007 to supply our clinical trial program. We also plan to complete our scale up studies in an effort to continue to improve our manufacturing process.
Based on our expected activity in 2007, we continue to estimate our monthly cash usage to be $1,400,000 per month (see “Liquidity and Capital Resources”).
Recent 2007 Progress
U.S. Phase II Sarcoma Clinical Trial
On April 11, 2007, we announced that subsequent to the regulatory review period for this submission, we are proceeding with a Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. The Principal Investigators are Dr. Glenn S. Kroog of the Montefiore Medical Center/Albert Einstein College of Medicine in the Bronx, New York, Dr. Laurence H. Baker of the University of Michigan Comprehensive Cancer Center in Ann Arbor, and Dr. Monica Mita of the Cancer Therapy and Research Center, Institute for Drug Development in San Antonio, Texas.
This trial is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® will be given intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles. Up to 52 patients will be enrolled in the study.
Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to, or untreatable by standard therapies. These include patients with osteosarcoma, Ewing sarcoma family tumours, malignant fibrous histiocytoma, synovial sarcoma, fibrosarcoma and leiomyosarcoma.
RESULTS OF OPERATIONS
Net loss for the three month period ending March 31, 2007 was $4,113,231 compared to $2,994,536 for the three month period ending March 31, 2006.

Research and Development Expenses (“R&D”)

	2007	2006
	$	$

Manufacturing and related process development expenses	1,838,193	843,141
Clinical trial expenses	721,617	546,767
Pre-clinical trial expenses and collaborations	106,281	155,086
Other R&D expenses	552,146	371,328

Research and development expenses	3,218,237	1,916,322

For the first quarter of 2007, R&D increased to $3,218,237 compared to $1,916,322 for the first quarter of 2006. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2007	2006
	$	$

Product manufacturing expenses	1,748,417	643,423
Process development expenses	89,776	199,718

Manufacturing and related process development expenses	1,838,193	843,141

Our M&P expenses for the first quarter of 2007 increased to $1,838,193 compared to $843,141 for the first quarter of 2006.
In the first quarter of 2007, our production and vial filling activity increased compared to the first quarter of 2006. In the first quarter of 2007, we commenced additional production runs to manufacture REOLYSIN®. As well, we incurred costs associated with the vialling of our production runs that were completed at the end of 2006. In the first quarter of 2006, we were completing the production runs that had started at the end of 2005.
Our process development expenses for the first quarter of 2007 were $89,776 compared to $199,718 for the first quarter of 2006. In the first quarter of 2007, our main process development focus was on our scale up studies. In the first quarter of 2006, our process development activity included scale up studies and the validation of the fill process used in our manufacturing process.
We still expect that our overall manufacturing and related process development expenses for 2007 will decrease compared to 2006. We expect to complete our planned 2007 production runs in the third quarter of 2007. As well, we expect to continue our process development activity that is examining the potential scale up of our manufacturing process.
We are also examining ways to reduce our economic dependence resulting from having only a single cGMP manufacturer. This might include building up a level of inventory, increasing the scale of each production run, engaging another cGMP manufacturer or manufacturing REOLYSIN® ourselves. Depending on how we mitigate our risk of economic dependence our expectation of our 2007 M&P expenses may change.
Clinical Trial Program

	2007	2006
	$	$

Direct clinical trial expenses	683,107	499,633
Other clinical trial expenses	38,510	47,134

Clinical trial expenses	721,617	546,767

During the first quarter of 2007, our direct clinical trial expenses increased to $683,107 compared to $499,633 for the first quarter of 2006. In the first quarter of 2007, we incurred direct patient costs in our three ongoing clinical trials along with start up costs associated with our three U.K. co-therapy clinical trials that were approved to commence at the end of 2006 and at the beginning of 2007. In the first quarter of 2006, we incurred direct patient costs in our three ongoing clinical trials.
We still expect our clinical trial expenses in 2007 will increase compared to 2006 as we expect to commence enrollment in our U.K. co-therapy trials in 2007. As well, we expect to continue to expand our clinical trial program to include additional Phase II trials.

Pre-Clinical Trial Expenses and Research Collaborations

	2007	2006
	$	$

Research collaboration expenses	106,281	155,086
Pre-clinical trial expenses	—	—

Pre-clinical trial expenses and research collaborations	106,281	155,086

During the first quarter of 2007, our research collaboration expenses were $106,281 compared to $155,086 for the first quarter of 2006. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. As well, we will also examine the use of new RAS active viruses as potential therapeutics and investigate new uses of the reovirus in therapy.
For the remainder of 2007, we still expect that pre-clinical trial expenses and research collaborations will decline compared to 2006. We expect to continue with our various collaborations in order to provide support for our expanding clinical trial program. As well, we may expand our collaborative activities to include other viruses.
Other Research and Development Expenses

	2007	2006
	$	$

R&D consulting fees	91,776	32,955
R&D salaries and benefits	372,389	321,125
Quebec scientific research and experimental development refund	—	(52,344)
Other R&D expenses	87,981	69,592

Other research and development expenses	552,146	371,328

During the first quarter of 2007, our R&D consulting fees were $91,776 compared to $32,955 for the first quarter of 2006. In the first quarter of 2007, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial applications. In the first quarter of 2006, our consulting activity related to our ongoing clinical trials.
Our R&D salaries and benefits costs were $372,389 in the first quarter of 2007 compared to $321,125 in the first quarter of 2006. The increase is a result of increases in salary and staff levels along with the hiring of our Vice President of Intellectual Property in 2007.
We now expect that our other research and development expenses for the remainder of 2007 will increase compared to 2006. We expect that salaries and benefits will increase to reflect increased compensation levels and the salary and benefit costs for our Vice President of Intellectual Property. Our R&D consulting fees are expected to remain consistent with 2006. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and phase II clinical trial studies, possibly causing our R&D consulting expenses to increase.
Operating Expenses

	2007	2006
	$	$

Public company related expenses	581,876	834,720
Office expenses	324,839	283,216

Operating expenses	906,715	1,117,936

During the first quarter of 2007, our public company related expenses were $581,876 compared to $834,720 for the first quarter of 2006. In the first quarter of 2006, we incurred financial advisory costs that were not incurred in the first quarter of 2007.
During the first quarter of 2007, our office expenses were $324,839 compared to $283,216 for the first quarter of 2006. Our office expense activity has remained consistent in the first quarter of 2007 compared to the first quarter of 2006 with increases mainly due to increased compensation levels and a general increase in office costs.

Commitments
As at March 31, 2007, we are committed to payments totaling $1,623,000 during the remainder of 2007 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2007	2006				2005
	March	Dec.	Sept.	June	March	Dec.	Sept.	June
Revenue	—	—	—	—	—	—	—	—
Interest income	268	286	320	335	292	160	211	168
Net loss(3),	4,156	4,890	3,425	2,988	2,995	3,941	3,510	2,955
Basic and diluted loss per common share(3)	$0.11	$0.13	$0.09	$0.08	$0.08	$0.12	$0.11	$0.09
Total assets(1), (4)	41,775	33,566	37,980	40,828	43,660	46,294	34,538	38,081
Total cash(2), (4)	35,681	27,614	31,495	34,501	37,687	40,406	28,206	31,975
Total long-term debt(5)	—	150	150	150	150	150	150	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between March 2007 and April 2004 are quarterly stock based compensation expenses of $64,167, $109,670, $34,671, $222,376, $36,833, $38,152, $4,173, and $8,404, respectively.

(4)	We issued 4,600,000 common shares for net cash proceeds of $12,068 during 2007 (2006 — 284,000 common shares for cash proceeds of $241,400; 2005 — 4,321,252 common shares for cash proceeds of $18,789,596).

(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 1 of the March 31, 2007 interim financial statements).

(6)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at March 31, 2007, we had cash and cash equivalents (including short-term investments) and working capital positions of $35,681,286 and $33,664,830, respectively compared to $27,613,748 and $25,719,870, respectively for December 31, 2006. The increase in 2007 reflects the cash inflow from financing activities of $12,068,172 offset by cash usage from operating activities and purchases of intellectual property of $3,747,709 and $218,177, respectively.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. For the remainder of 2007, we are expecting to commence patient enrollment in our co-therapy trials and continue to enroll patients in our existing trials throughout 2007. We also expect to continue to expand our clinical trial program. As well we expect to continue with our collaborative studies pursuing support for our future clinical trial program. We will therefore need to ensure that we have enough REOLYSIN® to supply our clinical trial and collaborative programs. We continue to expect our cash usage in 2007 to be $1,400,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.

In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $218,177 on intellectual property in the first quarter of 2007 compared to $230,948 in the first quarter of 2006. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. In the first quarter of 2007, two U.S. patents were issued bringing our total patents issued to 19 in the U.S., five in Canada and three in Europe.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $24,356,007 invested under this policy and we are currently earning interest at an effective rate of 4.08% (2006 — 3.56%).
OTHER MD&A REQUIREMENTS
We have 41,120,748 common shares outstanding at April 26, 2007. If all of our warrants (4,972,000) and options (3,537,950) were exercised we would have 49,630,698 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Oncolytics Biotech Inc.
BALANCE SHEETS
(unaudited)
As at

	March 31,	December 31,
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	11,325,279	3,491,511
Short-term investments [note 7]	24,356,007	24,122,237
Accounts receivable	50,948	84,003
Prepaid expenses	781,957	638,540

	36,514,191	28,336,291

Property and equipment	174,488	149,596

Intellectual property	5,086,290	5,079,805

	41,774,969	33,565,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,849,361	2,616,421

Alberta Heritage Foundation loan [notes 1 and 8]	—	150,000

Shareholders’ equity
Share capital [note 2]
Authorized: unlimited number of common shares
Issued: 41,120,748 (December 31, 2006 — 36,520,748)	92,713,443	83,083,271
Warrants [note 2]	6,654,740	4,216,740
Contributed surplus [note 4]	8,550,722	8,529,326
Deficit [notes 1 and 5]	(68,993,297)	(65,030,066)

	38,925,608	30,799,271

	41,774,969	33,565,692

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
For the three month periods ended March 31,

			Cumulative
			from inception
			on April 2, 1998
			to March 31,
	2007	2006	2007
	$	$	$

Revenue
Rights revenue	—	—	310,000

	—	—	310,000

Expenses
Research and development	3,218,237	1,916,322	46,439,431
Operating	906,715	1,117,936	17,677,296
Stock based compensation [note 3]	21,396	36,833	4,187,045
Foreign exchange loss (gain)	(5,233)	(10,051)	643,615
Amortization — intellectual property	230,992	210,440	4,267,826
Amortization — property and equipment	9,856	15,278	417,539

	4,381,963	3,286,758	73,632,752

	4,281,963	3,286,758	73,322,752

Interest income	(268,732)	(292,222)	(5,071,737)

Gain on sale of BCY LifeSciences Inc.	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685

Loss before taxes	4,113,231	2,994,536	70,108,297

Future income tax recovery	—	—	(1,115,000)

Net loss and comprehensive loss for the period	4,113,231	2,994,536	68,993,297

Basic and diluted loss per share	(0.11)	(0.08)

Weighted average number of shares (basic and diluted)	38,231,859	36,236,748

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
(unaudited)
For the three month periods ended March 31,

			Cumulative
			from inception
			on April 2, 1998
			to March 31,
	2007	2006	2007
	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(4,113,231)	(2,994,536)	(68,993,297)
Deduct non-cash items Amortization — intellectual property	230,992	210,440	4,267,826
Amortization — property and equipment	9,856	15,278	417,539
Stock based compensation	21,396	36,833	4,187,045
Other non-cash items [note 6]	—	—	1,383,537
Net changes in non-cash working capital [note 6]	103,278	270,772	2,008,199

	(3,747,709)	(2,461,213)	(56,729,151)

INVESTING ACTIVITIES
Purchase of intellectual property	(218,177)	(230,948)	(5,717,457)
Purchase of property and equipment	(34,748)	(27,381)	(658,096)
Purchase of short-term investments	(233,770)	(249,443)	(48,353,237)
Redemption of short-term investments	—	5,900,000	23,578,746
Investment in BCY LifeSciences Inc.	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	2,532,343

	(486,695)	5,392,228	(28,153,099)

FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	—	—	15,208,468
Proceeds from private placements	—	—	38,137,385
Proceeds from public offerings [note 2]	12,068,172	—	42,861,676

	12,068,172	—	96,207,529

Increase in cash and cash equivalents during the period	7,833,768	2,931,015	11,325,279

Cash and cash equivalents, beginning of the period	3,491,511	3,511,357	—

Cash and cash equivalents, end of the period	11,325,279	6,442,372	11,325,279

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 (unaudited)
1.     ACCOUNTING POLICIES
These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2006 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements except the following:
Adoption of New Accounting Policy
Financial Instruments
On January 1, 2007, the Company prospectively adopted, without restatement, CICA Handbook section 3855 “Financial Instruments — Recognition and Measurement” and section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, at the beginning of the year, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.
Financial Assets
Financial assets comprise of cash and cash equivalents, accounts receivable (mainly goods and service tax receivable), and short-term investments.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and balances with the Company’s bank including interest bearing deposits.
Short-term investments
The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, the Company has classified all its short-term investments as held-to-maturity as it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 (unaudited)
2.     SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (a)	4,600,000	11,362,000	2,300,000	2,438,000
Share issue costs		(1,731,828)	—	—

Balance, March 31, 2007	41,120,748	92,713,443	4,972,000	6,654,740

(a)	Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,731,828.
The following table summarizes the weighted average assumptions used in the Black Scholes Model with respect to the valuation of warrants issued in the three month period ending March 31, 2007:

2007

Risk-free interest rate	4.08%
Expected hold period to exercise	3 years
Volatility in the price of the Company’s shares	62.8%
Dividend yield	—

There were no warrants issued during the three month period ending March 31, 2006.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 (unaudited)
The following table summarizes the Company’s outstanding warrants as at March 31, 2007:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
	Beginning of	During the	During the	During the	Outstanding,	Contractual
Exercise Price	the Period	Period	Period	Period	End of Period	Life (years)

$3.50	—	2,300,000	—	—	2,300,000	2.90
$5.65	320,000	—	—	—	320,000	1.75
$6.15	1,600,000	—	—	—	1,600,000	1.75
$8.00	752,000	—	—	—	752,000	0.65

	2,672,000	2,300,000	—	—	4,972,000	2.12

3.     STOCK BASED COMPENSATION
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $21,396 (March 31, 2006 — $36,833) for the period with respect to the vesting of options issued in prior periods with an offsetting credit to contributed surplus.
On February 1, 2007, the Company granted 100,000 options with an exercise price of $3.28 (the market price at the date of grant) to its recently appointed Vice President of Intellectual Property. These options are conditional upon an increase in the Company’s option pool which the Company presently expects to occur at the Annual General Meeting on May 2, 2007. As a result, no compensation expense has been recorded with respect to these options during the three month period ending March 31, 2007.
4.     CONTRIBUTED SURPLUS

Amount
$

Balance, December 31, 2005	7,912,584
Expired warrants	213,192
Stock based compensation	403,550
Exercise of stock options	—

Balance, December 31, 2006	8,529,326
Stock based compensation	21,396

Balance, March 31, 2007	8,550,722

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 (unaudited)
5.     DEFICIT

Amount
$

Balance, December 31, 2005	50,732,542
Net loss for the year	14,297,524

Balance, December 31, 2006	65,030,066
Adjustment — Alberta Heritage Foundation loan [note 1]	(150,000)
Net loss and comprehensive loss, March 31, 2007	4,113,231

Balance, March 31, 2007	68,993,297

6.     ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital
For the three month period ending March 31,

			Cumulative
			from inception
			on April 2, 1998
			to March 31,
	2007	2006	2007
	$	$	$

Change in:
Accounts receivable	33,055	(69,921)	(50,948)
Prepaid expenses	(143,417)	12,772	(781,957)
Accounts payable and accrued liabilities	232,940	323,454	2,849,361

Change in non-cash working capital	122,578	266,305	2,016,456
Net change associated with investing activities	(19,300)	4,467	(8,257)

Net change associated with operating activities	103,278	270,772	2,008,199

Other Non-Cash Items

			Cumulative
			from inception
			on April 2, 1998
			to March 31,
	2007	2006	2007
	$	$	$

Foreign exchange loss	—	—	425,186
Donation of medical equipment	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	150,000
Future income tax recovery	—	—	(1,115,000)

	—	—	1,383,537

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
March 31, 2007 (unaudited)
7.     SHORT-TERM INVESTMENTS
Short-term investments, mainly consisting of government of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing bank account with limited risk to the principal invested. The Company also intends to match the maturities of these short-term investments with the cash requirements of the Company’s activities.

					Effective
	Original	Accrued	Carrying	Fair	Interest
	Cost	Interest	Value	Value	Rate

March 31, 2007 Short-term investments	24,136,102	219,905	24,356,007	24,354,521	4.08%

December 31, 2006

Short-term investments	23,672,719	449,518	24,122,237	24,124,810	3.95%

Fair value is determined by using published market prices provided by the Company’s investment advisor.
8.     ALBERTA HERITAGE LOAN
The Company received an interest free loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.
9.     COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:
Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com
Officers
Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Scientific Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, MBA, JD
Vice President, Intellectual Property
Directors
Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William. A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred Stewart, QC
President, Fred Stewart and Associates Inc.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377 Fax: (403) 283.0858
www.oncolyticsbiotech.com